Exhibit 99.1

Daqo New Energy Provides Update on Share Repurchase Program

Shanghai, China —January 11, 2024—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today provided an update on its US$700 million share repurchase program approved in 2022 and effective from November 7, 2022 to December 31, 2023.

By the end of 2023, the Company had repurchased 14.55 million ADSs (representing 72.75 million ordinary shares) at an average price of $33.71 per ADS for a total of approximately $491 million, representing approximately 70.1% of the US$700 million maximum amount of the share repurchase program. The number of the Company’s total ordinary shares outstanding at the end of 2023 was approximately 328.8 million after reflecting the completed share repurchases, compared with 391.0 million at the end of 2022.

Xiang Xu, Chairman and CEO of the Company, commented, “We are pleased to report that under our previously announced share repurchase program, Daqo New Energy has repurchased 14.55 million ADSs, representing 18.6% of the Company’s total shares outstanding at the end of 2022. The share repurchases demonstrate our belief that our shares are undervalued, particularly with regard to the Company’s robust balance sheet and liquidity position. We are optimistic about the industry’s outlook for long-term growth. In particular, during the fourth quarter of 2023, the Company repurchased 6.45 million ADSs for approximately $162 million, at an average price of $25.11 per ADS. However, in light of the industry’s recent developments and challenges, we believe that preserving sufficient capital for our future growth while providing investors with robust, long-term and sustainable returns is critical. Our management team and Board of Directors closely monitor the market and industry trends and are constantly assessing the best strategy for the Company to weather the industry cycles and best serve the interest of our shareholders.”

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company manufactures and sells high-purity polysilicon to photovoltaic product manufactures, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. The Company has a total polysilicon nameplate capacity of 205,000 metric tons and is one of the world's lowest cost producers of high-purity polysilicon.

For more information, please visit www.dqsolar.com.

For additional information, please contact:

Daqo New Energy Corp.

Investor Relations

Email: ir@daqo.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86 178 1749 0483

Email: rene.vanguestaine@christensencomms.com

In the U.S.

Ms. Linda Bergkamp

Phone: +1 480 614 3004

Email: lbergkamp@christensencomms.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “might,” “guidance” and similar statements. Among other things, Daqo New Energy’s views on its share values, financial position and business outlook and the industry’s outlook contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; and changes in the regulatory environment. Further information regarding these and other risks is included in the reports or documents that the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.